July 31, 2024

Nicholas Petruska
Chief Executive Officer
Vine Hill Capital Investment Corp.
500 E Broward Blvd, Suite 1710
Fort Lauderdale, FL 33394

       Re: Vine Hill Capital Investment Corp.
           Registration Statement on Form S-1
           Filed July 18, 2024
           File No. 333-280880
Dear Nicholas Petruska:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 submitted July 18, 2024
Summary, page 1

1. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 40 and 41. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than
       $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation.
       Please refer to Item 1602 of Regulation S-K.
Competitive Strengths, page 3

2. We note the revisions made in response to prior comment 8. Please revise the disclosure beginning on page 5 to include disclosure regarding NewHold Investment Corp II.
 July 31, 2024
Page 2

Our Sponsor, page 11

3. We partially reissue prior comment 13. Please revise the table disclosing the nature and amount of compensation received or to be received to include the anti-dilution adjustment of the founder shares. See Items 1602(b)(6) of Regulation S-K.
4. We note your response to prior comment 14. Please clarify the exception to transfer restrictions by virtue of the sponsor's LLC agreement. See Item 1603(a)(6) of Regulation
       S-K.

Risk Factors, page 39

5. We partially reissue prior comment 18. We note your disclosure beginning on page
       68 that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please revise to include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as any warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jonathan Ko